As filed with the Securities and Exchange Commission on April 1, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SOLTA MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	68-0373593
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

25881 Industrial Boulevard

Hayward, California 64545

(510) 782-2286

(Address, including zip code and telephone number, including area code, of the registrant’s principal executive offices)

Stephen J. Fanning

Chairman, President and Chief Executive Officer

Solta Medical, Inc.

25881 Industrial Boulevard

Hayward, California 94545

(510) 782-2286

(Name, address, including zip code and telephone number, including area code, of the agent for service)

Copies to:

Daniel J. Winnike, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

(650) 988-8500

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement filed pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☒

Non-Accelerated Filer	☐	Smaller Reporting Company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common stock, $0.001 par value per share	13,300,152	$2.20	$29,260,334.40	$3,992.00

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement includes an indeterminate number of additional shares of common stock that may be issued and resold resulting from stock splits, stock dividends and similar transactions.
(2)	Estimated pursuant to Rule 457(c) of the Securities Act, solely for purposes of calculating the registration fee, based on the average of the high and low sales price of the Registrant’s common stock reported on The NASDAQ Global Select Market on March 28, 2013.

PROSPECTUS

Solta Medical, Inc.

13,300,152 Shares of Common Stock

This prospectus relates to an aggregate of up to 13,300,152 shares of common stock of Solta Medical, Inc. that may be resold from time to time by the selling stockholders named on pages 22 to 26 of this prospectus for their own account. We will not receive any proceeds from the sale of shares offered by the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

The selling stockholders acquired the shares in connection with the consummation of our acquisition of all of the outstanding equity interests of Sound Surgical Technologies, Inc. The selling stockholders may sell the shares directly to purchasers or, through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling stockholders may sell the shares at any time at market prices prevailing at the time of sale, at prices related to such market prices, at a fixed price or prices subject to change or at privately negotiated prices. This prospectus describes the general manner in which the shares may be offered and sold by the selling stockholders. If necessary, the specific manner in which the shares may be offered and sold will be described in a supplement to this prospectus.

Our common stock trades on The NASDAQ Global Select Market under the symbol “SLTM.” On                     , 2013, the closing sale price of our common stock, as reported on The NASDAQ Global Select Market, was $         per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “RISK FACTORS” BEGINNING ON PAGE 3 OF THIS PROSPECTUS, AS WELL AS OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY SUPPLEMENT HERETO BEFORE MAKING A DECISION TO INVEST IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2013.

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction where such offer or sale is not permitted.

i

PROSPECTUS SUMMARY

This section contains a general summary of information contained elsewhere in this prospectus. It may not include all of the information that is important to you. Our business is subject to a number of risks, which we describe in “Risk Factors” beginning on page 3 and in the “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 6, 2013, which are incorporated by reference herein. See “Incorporation of Certain Information by Reference” on page 29. You should read the entire prospectus and the documents incorporated by reference before making an investment decision.

About This Prospectus

This prospectus is part of a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”) that we filed with the Securities and Exchange Commission (“SEC”). Under this shelf registration process, the selling stockholders may, from time to time, sell or otherwise dispose of up to 13,300,152 shares of our common stock. We will not receive any proceeds from the sale or other disposition of the shares of common stock registered hereunder, or interests therein.

This prospectus incorporates information by reference important business and financial information about us that is not included in or delivered with this document. You should read the additional information described under “Incorporation of Certain Information by Reference” on page 29 and “Where You Can Find Additional Information” on page 30.

This prospectus may be supplemented from time to time by one or more prospectus supplements. Any such prospectus supplements may include additional information, such as additional risk factors or other special considerations applicable to us, our business or results of operations or our common stock, and may also update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to the terms the “Company,” “Solta,” “we,” “our,” and “us” or similar references refer to Solta Medical, Inc.

About Solta Medical, Inc.

We design, develop, manufacture and market aesthetic energy devices to address a range of skin conditions brought on by the effects of aging, environmental factors or hormonal changes. Our products are patented and generally require FDA clearance and, in Europe, the CE Mark prior to marketing. The product technologies we use include RF energy, to heat and shrink collagen and tighten tissue while simultaneously cooling and protecting the surface of the skin; lasers for skin resurfacing and the treatment of actinic keratosis; intense pulsed light (IPL) for the treatment of mild to moderate acne and other dermatologic conditions; and high intensity ultrasound for the destruction of subcutaneous adipose tissue for the purpose of waist circumference reduction.

We were incorporated in 1996 and received FDA clearance for our first Thermage RF system in 2002. Through a number of acquisitions, we added the Fraxel laser systems from Reliant Technologies in December 2008; the Isolaz (IPL) system from Aesthera Corporation in February 2010; the Claro (IPL) personal care acne treatment device from CLRS in October 2010; the Liposonix system from our acquisition of Medicis Technologies Corporation in November 2011 and the VASER Lipo® system from our acquisition of Sound Surgical Technologies, Inc. in February 2013. Our latest product introduction is the CLEAR + BRILLIANT laser system, for which we received FDA clearance in May 2011. In addition, FDA clearance for the second generation Liposonix system which we acquired from Medicis Pharmaceutical Corporation was received in October 2011.

As of December 31, 2012, we had a global installed base of over 9,300 systems.

Our principal executive offices are located at 25881 Industrial Boulevard, Hayward, CA 94545 and our telephone number at that address is (510) 782-2286.

“Thermage”, “ThermaCool”, “NXT”, “Reliant”, “Fraxel”, “Isolaz”, “Liposonix” and “VASER Lipo” are our registered trademarks in the United States and several other countries. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Acquisition of SST

Merger

On January 29, 2013, we entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Solta, Argonaut Limited Liability Company., a Colorado limited liability company (“Merger Sub”), Sound Surgical Technologies LLC, a Colorado limited liability company (“SST”) and Inlign CP III, LLC, as the representative. Pursuant to the Merger Agreement, Solta acquired SST through a reverse triangular merger in which Merger Sub was merged with and into SST (the “Merger”), with SST surviving as our wholly owned subsidiary. The Merger was completed on February 26, 2013.

Pursuant to the Merger Agreement, we issued 9,732,824 shares of our common stock to the selling stockholders upon the closing of the Merger. Additionally, we agreed to issue up to 3,567,328 shares of our common stock upon the achievement of certain revenue targets. This prospectus does not cover any shares of our common stock that may be issued in the future upon achievement of certain revenue targets. If we issue any shares of our common stock upon the achievement of certain revenue targets, then will register those shares at such time.

Registration Rights

In connection with the Merger and pursuant to the terms of the Merger Agreement, we have agreed to file a registration statement, of which this prospectus forms a part, and to use our commercially reasonable efforts to maintain its effectiveness until the earliest of:

•	two years after the date the Merger was completed; or

•	the date when all of the shares of common stock eligible to be sold by the selling stockholders may be sold pursuant to Rule 144 under the Securities Act without restriction.

RISK FACTORS

Risks Related to Our Business

Economic uncertainty has reduced and may continue to reduce patient demand for our products; if there is not sufficient patient demand for the procedures for which our products are used, practitioner demand for these systems could drop, resulting in unfavorable operating results.

The aesthetic industry in which we operate is particularly vulnerable to economic trends. The decision to undergo a procedure from one our systems is driven by consumer demand. Most procedures performed using our systems are elective procedures, the cost of which must be borne by the patient, and are not reimbursable through government or private health insurance. In times of economic uncertainty or recession, individuals often reduce the amount of money that they spend on discretionary items, including aesthetic procedures. The general economic difficulties being experienced by our customers and the lack of availability of consumer credit for some of our customers are adversely affecting the market in which we operate.

If the economic hardships our customers face continue or worsen, our business would be negatively impacted and our financial performance would be materially harmed in the event that any of the above factors discourage patients from seeking the procedures for which our products are used.

We are totally dependent upon the success of our systems, which have a limited commercial history. If our products fail to achieve sufficient market acceptance, our business will suffer.

We expect that sales of our systems, including our treatment tips, will account for substantially all of our revenue for the foreseeable future. We expect to continue to expand our line of systems and treatment tips. This may not occur when expected, or at all, which would negatively affect our anticipated revenue. Our systems may not significantly penetrate current or new markets. If demand for our systems does not increase as we anticipate, or declines, our business, financial condition and results of operations will be harmed.

Our financial results may fluctuate unpredictably, making it difficult to forecast future performance.

Our limited operating history makes it difficult for us to predict future performance. Historically, the demand for our systems has varied from quarter to quarter. A number of factors, over which we have limited or no control, may contribute to fluctuations in our financial results, such as:

•	delays in receipt of anticipated purchase orders;

•	seasonal variations in patient demand for aesthetic procedures;

•	the impact of general economic conditions on the demand for aesthetic procedures;

•	performance of our independent distributors;

•	the lack of credit available to physicians to finance capital equipment purchases;

•	positive or negative media coverage of our products or products of our competitors or our industry;

•	our ability to obtain further regulatory clearances or approvals;

•	delays in, or failure of, product and component deliveries by our subcontractors and suppliers;

•	changes in the length of the sales process;

•	the costs of litigation claims or adverse outcomes from legal proceedings;

•	customer response to the introduction of new product offerings;

•	fluctuations in foreign currency; and

•	excess or obsolete inventory charges.

Our success depends on growing physician adoption of our systems and continued use of our treatment tips.

Our target physician customers typically already own one or more aesthetic device products. Our ability to grow our business and convince physicians to purchase our systems and products depends on the success of our clinical and sales and marketing efforts. Our business model involves both a capital equipment purchase of our systems and continued purchases by our customers of our treatment tips. This may be a novel business model for many potential customers who may be used to competing products that are either exclusively capital equipment, such as many laser-based systems, or that are exclusively single-use products, such as Botox or dermal fillers. In addition, the lack of credit available to physicians to finance the purchase of systems may also impact the adoption of these systems. We must be able to demonstrate that the cost of our systems and the revenue that the physician can derive from performing procedures using our products are compelling when compared to the cost and revenue associated with alternative products. When marketing to plastic surgeons, we must also, in some cases, overcome a bias against non-invasive or minimally invasive aesthetic procedures. If we are unable to increase physician adoption of our systems and use of our treatment tips, our financial performance will be adversely affected.

We may not be able to achieve or sustain profitability even if we are able to generate significant revenue.

We incurred a loss of $38.0 million and $1.3 million for the years ended December 31, 2012 and 2011, respectively, despite revenue growth during these two years. In the past, we have expanded our business and increased our expenses in order to grow revenue. We will have to increase our revenue while effectively managing our expenses in order to achieve sustained profitability. Our failure to achieve or sustain profitability could negatively impact the market price of our common stock.

We are subject to fluctuations in the exchange rate of the U.S. dollar and foreign currencies.

As a result of recent fluctuations in currency markets, our products priced in U.S. Dollars may be more expensive relative to products of our foreign competitors, which could result in lower revenue and profit margins. We do not actively hedge our exposure to currency rate fluctuations. While we transact business primarily in U.S. dollars, and a significant proportion of our revenue is denominated in U.S. Dollars, a growing proportion of our revenue and costs is denominated in other currencies, such as the Australian Dollar, Euro, Japanese Yen, and British Pound Sterling. In addition, the functional currency of the Company’s foreign subsidiaries is the U.S. Dollar. As a result, our financial performance could be adversely affected by changes in the exchange rates of these currencies to the U.S. Dollar.

We may not be successful in selling and marketing our new products.

The commercial success of the products and technologies we develop will depend upon the acceptance of these products by physicians and their patients. It is difficult for us to predict how successful recently introduced products and procedures or products we are currently developing, will be over the long term. If the products we develop do not gain market acceptance, our revenues and operating results will suffer. In addition, we expect to face significant competition, in some cases from companies that are more established, market more widely known products and have greater resources than we do. We may not be able to differentiate our new products sufficiently from our competitors’ products to achieve significant market penetration. As a result of these factors, we may incur significant sales and marketing expenses for our new products without achieving commercial success, which could harm our business and our competitive position.

In addition, as new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize disruption in customers’ ordering patterns, avoid excessive levels of older product inventories, and ensure that enough supplies of new products can be delivered to meet customer demand.

The failure of our systems to meet patient expectations or the occurrence of unpleasant side effects from the procedures for which our products are used could impair our financial performance.

Our future success depends upon patients having a positive experience with the procedures for which our products are used in order to increase physician demand for our products, as a result of both individual patients’ repeat business and as a result of word-of-mouth referrals. We believe that patients may be dissatisfied with these procedures if they find them to be too painful. Furthermore, patients may experience temporary swelling or reddening of the skin as a procedural side effect. In rare instances, patients may receive burns, blisters, skin discoloration or skin depressions. Experiencing excessive pain or any of these side effects or adverse events could discourage a patient from having one of the procedures for which our products are used or discourage a patient from having additional procedures or referring these procedures to others. In order to generate repeat and referral business, we also believe that patients must be satisfied with the effectiveness of the procedures. Results obtained from the procedures for which our products are used are subjective and may be subtle. A product treatment may produce results that may not meet patients’ expectations. If patients are not satisfied with the procedure or feel that it is too expensive for the results obtained, our reputation and future sales will suffer.

The conditions of our secured term loan contain certain financial covenants with respect to our performance and other covenants that restrict our activities. If we are unable to comply with these covenants, we would have to negotiate an amendment to the loan agreement or the lender could accelerate the repayment of our indebtedness.

Our secured term loan contains certain financial covenants which require us to maintain a certain liquidity ratios and specified levels of EBITDA (as defined in the loan agreement) each fiscal quarter. We are also subject to restrictive covenants, including among others covenants that restrict our ability to incur additional indebtedness, to dispose of assets, to effect certain corporate transactions, including specified mergers or acquisitions, and to pay dividends. The loan agreement generally provides for customary events of default, including among others non-payment defaults, covenant defaults, and a default in the event a material adverse change occurs. There is no assurance that we will be able to comply with our financial covenants. Upon the occurrence of an event of default under the term loan, the lender will be entitled to acceleration of all obligations under the loan agreement and an obligation to repay all obligations in full and such event of default could result in an increase to the applicable interest rate of 5.00%. Any acceleration in the repayment of our indebtedness could adversely affect our business and financial condition.

We may face problems with our acquisition of Sound Surgical Technologies

In February 2013, we completed our acquisition of Sound Surgical Technologies (“Sound Surgical”), a developer, manufacturer and marketer of surgical and non-invasive body shaping products utilizing ultrasound technology.

We cannot be certain that this acquisition will be successful or that we will realize the anticipated benefits of the acquisition. In particular, we may not be able to realize the strategic and operational benefits and objectives we had anticipated, including greater revenue and market opportunities, maintaining industry leadership and consistent profitability. In addition, the demand for our combined product offerings may fluctuate and we may face increased competition in the markets for our products. Any of the following factors, as well as the inability to realize the long-term anticipated efficiencies and synergies of the acquisition of Sound Surgical, may have a material adverse effect on our business, operating results and financial condition. These factors may include:

•	the potential disruption of the combined company’s ongoing business and diversion of management resources;

•	the difficulty of incorporating acquired products, technology and rights into the combined company’s products and services;

•	the inability to scale up the manufacturing of recently introduced products rapidly enough to satisfy demand;

•	unanticipated expenses related to integration of operations;

•	the possibility that we are unsuccessful in marketing the acquired products;

•	the impairment of relationships with customers as a result of any integration of new personnel;

•	potential settlement of product liability litigation and claims that exceed available insurance coverage;

•	the impairment of relationships with key suppliers and their ability to meet our demand;

•	potential unknown liabilities associated with the acquired business and technology;

•	potential periodic impairment of goodwill and intangible assets acquired; and

•	potential inability to retain, integrate and motivate key personnel.

We have grown, and may continue to grow, through acquisitions, which gives rise to risks and challenges that could adversely affect our future financial results.

We have in the past acquired, and we expect to acquire in the future, other businesses, business units, and technologies. Acquisitions can involve a number of special risks and challenges, including:

•	complexity, time, and costs associated with the integration of acquired business operations, workforce, products, and technologies;

•	diversion of management time and attention;

•	loss or termination of employees, including costs associated with the termination or replacement of those employees;

•	assumption of liabilities of the acquired business, including litigation related to the acquired business;

•	addition of acquisition-related debt as well as increased expenses and working capital requirements;

•	dilution of stock ownership of existing stockholders; and

•	substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, amortization of intangible assets, and stock-based compensation expense.

If integration of our acquired businesses is not successful, we may not realize the potential benefits of an acquisition or may suffer other adverse effects. To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations. We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests, and may need to enter new markets in which we have no or limited experience and where competitors in such markets have stronger market positions.

We have substantial amounts of goodwill and purchased intangible assets from prior acquisitions. We test goodwill for impairment at least annually and more frequently if events or changes in circumstances indicate that this asset may be impaired and we review purchased intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. We may be required to record impairment charges in the future with respect to these assets recorded from past or future acquisitions.

Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions.

As a result of the acquisition of Medicis Technologies Corporation, we may be required to make additional cash payments for attainment of certain targets. We recorded a liability for the contingent consideration payments with a fair value of $59.9 million at December 31, 2012 based upon a discounted cash flow model that uses significant estimates and assumptions. Any changes to these estimates and assumptions could significantly impact the fair values recorded for this liability resulting in significant charges to our condensed consolidated statements of operations.

We may incur goodwill impairment charges that would adversely affect our operating results.

We review goodwill for impairment annually and more frequently if events and circumstances indicate that impairment possibly exists. Factors we would consider important that could trigger an impairment review include, but are not limited to, a significant decline in our stock price for a sustained period and decreases in our market capitalization below the recorded amount of our net assets for a sustained period. Our stock price is highly volatile and has experienced significant declines in the past. We performed our annual review of goodwill as of December 31, 2012 and we determined that an impairment charge was not required. If we have indicators of impairment and assess that the fair value of the company is below the carrying value, an impairment of goodwill may result. The balance of goodwill was $96.6 million as of December 31, 2012, which amount did not give effect to the additional goodwill that will be recorded in respect of the Sound Surgical acquisition. There can be no assurance that future goodwill impairments will not occur.

We may fail to effectively build and manage our sales force or to market and distribute our products.

We rely on a direct sales force to sell our products in the United States and in certain international regions. As the Company grows, we expect to grow or realign our sales organization to meet our anticipated sales objectives. There are significant risks involved in building and managing our sales organization, including risks related to our ability to:

•	hire qualified individuals as needed;

•	provide adequate training for the effective sale of our products; and

•	retain and motivate our sales employees.

In addition, sales to non-traditional practitioners of aesthetic procedures are a key element of our growth strategy. However, our sales force historically has sold primarily to dermatologists and plastic surgeons. Also, our systems compete with products that are well-established in the market. Accordingly, it is difficult for us to predict how well our sales force will perform. Our failure to adequately address these risks could have a material adverse effect on our ability to sell our products, causing our revenue to be lower than expected and harming our results of operations.

We may be required to raise additional capital and/or debt financing on unfavorable terms.

We substantially increased our outstanding indebtedness, and reduced our available cash balances, with our acquisition of Liposonix, and we expect to make substantial future cash payments in respect of that transaction. During the year ended December 31, 2012, we substantially increased our estimate of the future cash payments due to Medicis. In addition, we borrowed $10 million under a new subordinated debt facility in August 2012 and must commence the repayment of this facility and related fees over a period from June 1, 2013 to April 1, 2015. Further, if we fail to achieve sustained profitability and positive cash flow or if unanticipated expenses or other uses of cash arise, our liquidity needs may exceed our cash and cash equivalents and available credit facilities. In order to meet our liquidity needs, we may be required to seek additional equity and/or debt financing such as the sale of our common stock in the public offering that we completed in August 2012. Additional financing may not be available on a timely basis on terms acceptable to us, or at all, particularly in the short-term due to the current credit and equity market funding environments. The availability of financing will depend, in part, on market conditions, and the outlook for our company. Any future equity financing would result in substantial dilution to our stockholders. If we raise additional funds by issuing debt, we may not be able to obtain such debt with favorable terms, and we may be subject to limitations on our operations, through debt covenants or other restrictions. If adequate funds are not available with favorable terms, we may have to delay development of new products or reduce marketing, customer support or other resources devoted to our products. In addition, if we are unable to obtain financing as needed, we may come into breach of our outstanding loan covenants. Any of these factors could harm our business and financial condition.

We may be involved in intellectual property litigation, which could be costly and time consuming, and may impact our future business and financial performance.

Litigation related to infringement and other intellectual property claims, with or without merit, is unpredictable, can be expensive and time-consuming and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our products, any of which would have a material adverse effect on our business, results of operations and financial condition. We do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our products or processes to avoid infringement.

Our industry has been characterized by frequent intellectual property litigation. Our competitors or other patent holders may assert that our products and the methods we employ are covered by their patents, and we have, from time to time, received notices of potential infringement by us of other parties’ patents. If our products or methods are found to infringe, we could be prevented from marketing them. In addition, we do not know whether our competitors or potential competitors have applied for, or will apply for or obtain, patents that will prevent, limit or interfere with our ability to make, use, sell, import or export our products. Competing products may also appear in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, we could be prevented from marketing our products in one or more countries.

In addition, we may hereafter become involved in litigation to protect our trademark rights associated with our company name or the names used with our products. Names used with our products and procedures may be claimed to infringe names held by others or to be ineligible for proprietary protection. If we have to change the name of our company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

We are involved in litigation relating to our acquisition of Reliant Technologies, Inc., which could be costly and time consuming.

On December 21, 2009, a complaint was filed in the Santa Clara County Superior Court by three former stockholders of Reliant Technologies, Inc (“Reliant”) against Reliant and certain former officers and directors of Reliant in connection with the Company’s acquisition of Reliant, which closed on December 23, 2008. The complaint purports to be brought on behalf of the former common stockholders of Reliant. As a result of the acquisition, a successor entity to Reliant, Reliant Technologies, LLC, became our wholly-owned subsidiary. One member of our Board of Directors and our former Chief Technology Officer and former member of the our Board of Directors are among the defendants named in the complaint. The principal claim, among others, is that Reliant violated the California Corporations Code by failing to obtain the vote from a majority of holders of Reliant’s common stock prior to the consummation of the acquisition. The complaint also purports to challenge disclosures made by Reliant in connection with its entry into the acquisition and alleges that the defendants failed to maximize the value of Reliant for the benefits of Reliant’s common stockholders. On August 2, 2010, defendants filed a motion to dismiss or stay the entire action based on a mandatory forum selection clause in the merger agreement which requires that claims related to the merger be litigated in Delaware. On September 28, 2010, the Court granted the defendants’ motion to dismiss or stay, and stayed the action indefinitely. On January 20, 2012, the Court dismissed plaintiffs’ case without prejudice. Plaintiffs have appealed. To date, the plaintiffs have not filed a complaint against the defendants in Delaware. We believe that this suit is without merit, and we intend to vigorously defend it. Although we do not expect that the final disposition of this litigation will have a material effect on its financial results, we expect to devote certain personnel and resources to resolve this litigation.

From time to time we are a party to lawsuits, which often require significant management time and attention and result in significant legal expenses, and which could, if not determined favorably, negatively impact our business, financial condition, results of operations, and cash flows.

From time to time, including at the present time, we are a party to litigation with respect to the conduct of our business, including the conduct of business by companies we have acquired. The expense of defending such litigation may be costly and divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations, and cash flows. In addition, an unfavorable outcome in such litigation could result in significant monetary damages or injunctive relief that could negatively impact our ability to conduct our business, results of operations, and cash flows.

Intellectual property rights may not provide adequate protection for our products, which may permit third parties to compete against us more effectively.

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of December 31, 2012, we had 122 issued U.S. patents, 85 pending U.S. patent applications, 90 issued foreign patents and 114 pending foreign patent applications, some of which foreign applications preserve an opportunity to pursue patent rights in multiple countries. Some of our system components are not, and in the future may not be, protected by patents. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products and use manufacturing processes that are substantially similar to, or superior to, ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. Moreover, we do not have patent rights in all foreign countries in which a market may exist, and where we have applied for foreign patent rights, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.

In addition, competitors could purchase our systems and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected so as to protect our market against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

Performing clinical studies on, and collecting data from the procedures for which our products are used is inherently subjective, and we have limited data regarding the efficacy of our systems. If future data is not positive or consistent with our prior experience, rates of physician adoption will likely be harmed.

We believe that in order to significantly grow our business, we will need to conduct future clinical studies of the effectiveness of our systems. Clinical studies of aesthetic treatments are subject to a number of limitations. First, these studies do not involve well-established objective standards for measuring the effectiveness of treatment. Subjective, before and after, evaluation of the extent of change in the patient’s appearance, performed by a medical professional or by the patient, is the most common method of evaluating effectiveness. A clinical study may conclude that a treatment is effective even if the change in appearance is subtle and not long-lasting. Second, as with other non-invasive or minimally invasive energy-based devices, the effects of the procedures for which our products are used vary from patient to patient and can be influenced by a number of factors, including the area of the body being treated, the age and skin laxity of the patient and operator technique.

We have not conducted any head-to-head clinical studies that compare results from treatment with our systems to surgery or treatment with other aesthetic devices. Without head-to-head studies against competing alternative treatments, potential customers may not find clinical studies of our technology sufficiently compelling to purchase our systems. If we decide to pursue additional studies in the future, they could be expensive and time consuming, and the data collected may not produce favorable or compelling results. If the results of such studies do not meet physicians’ expectations, our systems may not become widely adopted, physicians may recommend alternative treatments for their patients, and our business may be harmed.

To successfully market and sell our systems internationally, we must address many issues with which we have limited experience.

Sales outside of North America accounted for 51%, 55% and 55% of our revenue for the years ended December 31, 2012, 2011 and 2010. We believe that a significant portion of our business will continue to come from international sales through increased penetration in countries where we currently sell our products, combined with expansion into new international markets. However, international sales are subject to a number of risks, including:

•	difficulties in staffing and managing our international operations;

•	difficulties in penetrating markets in which our competitors’ products are more established;

•	reduced or no protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	regulation of the sale of the hydroflurocarbon used with our Thermage and Isolaz systems;

•	fluctuating foreign currency exchange rates;

•	foreign certification and regulatory clearance or approval requirements;

•	difficulties in developing effective marketing campaigns for unfamiliar, foreign countries;

•	dependence on third-party distributors in some territories;

•	customs clearance and shipping delays;

•	political and economic instability;

•	natural disasters (such as earthquakes, hurricanes, tsunamis, floods or storms);

•	preference for locally produced products;

•	business interruption resulting from transitioning to direct sales from international distributors in certain international regions; and

•	difficulties in getting distributors to relinquish regulatory documentation.

If one or more of these risks were realized, it could require us to dedicate significant resources to remedy the situation, and if we are unable to find a solution, our revenue may decline.

To market and sell our products internationally, we depend on distributors, and they may not be successful.

We currently depend primarily on third-party distributors to sell and service our products internationally and to train our international customers, and if these distributors terminate their relationships with us or under-perform we may be unable to maintain or increase our level of international revenue. We will also need to engage additional international distributors to grow our business and expand the territories in which we sell our systems. Distributors may not commit the necessary resources to market, sell and service our products to the level of our expectations. If current or future distributors do not perform adequately, or if we are unable to engage distributors in particular geographic areas, our revenue from international operations will be adversely affected. In addition, from time to time, legal disputes arise when we wish to discontinue a distributor relationship in a given territory or otherwise feel a distributor is not performing adequately. Such disputes have led to legal proceedings that are costly to litigate and that could result in outcomes that are not favorable to us.

We face significant uncertainty in the industry due to government healthcare reform.

Political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. The Patient Protection and Affordable Care Act (the “Healthcare Act”) signed into law in March 2010 enacted sweeping reforms to the U.S. healthcare industry, including mandatory health insurance, reforms to Medicare and Medicaid, the creation of large insurance purchasing groups, new taxes on medical equipment manufacturers and other significant modifications to the healthcare delivery system. Due to uncertainties regarding the ultimate features of the new federal legislation and its implementation, we cannot predict what impact the Healthcare Act may have on us, our customers or our industry. A material amount of our sales are subject to the medical device excise tax included in the Healthcare Act, which is a 2.3% tax to be levied on a significant portion of our total domestic sales of medical devices. The tax is calculated using sales price, irrespective of a company’s profitability. The excise tax provisions went into effect January 1, 2013.

We compete against companies that have more established products, longer operating histories and greater resources, which may prevent us from achieving significant market penetration or increased operating results.

The aesthetics market is highly competitive and dynamic, and is marked by rapid and substantial technological development and product innovations. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors. Specifically, our products compete against a variety of offerings in the aesthetics market, including laser and other light-based medical devices, pharmaceutical products such as Botox, filler injections, chemical peels, microdermabrasion, liposuction, cosmetic surgical procedures and less invasive surgical solutions such as implanted sutures. We compete against products and procedures using laser, light-based, RF, ultrasound, and other aesthetic energy modalities for skin resurfacing and rejuvenation, skin tightening, body contouring, and acne treatment from companies such as Alma Laser, Cutera, Cynosure, Erchonia, Lumenis, Lutronic, Palomar, MedixSysteme, Real Aesthetics, Sciton, Sybaritic, Syneron, Ulthera, Ultrashape, and Zeltiq. Our consumer device competes against companies that offer laser, LED and other aesthetic energy devices for skin rejuvenation and acne treatment such as Clarisonic, Palomar, PhotoMedex, Syneron, Tria Beauty and Zeno.

Competition in the aesthetics market could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and on such factors as:

•	safety and effectiveness;

•	product pricing;

•	success of our marketing initiatives;

•	compelling clinical data;

•	intellectual property protection;

•	quality of customer support; and

•	development of successful distribution channels, both domestically and internationally.

Some of our competitors have more established products and customer relationships than we do, which could inhibit our market penetration efforts. For example, we have encountered, and expect to continue to encounter, situations where, due to pre-existing relationships, potential customers decided to purchase additional products from our competitors. Potential customers also may need to recoup the cost of expensive products that they have already purchased from our competitors and thus may decide not to purchase our products, or to delay such purchase. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.

In addition, some of our current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. Our competitors could utilize their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as new technologies or products that could effectively compete with our existing product lines. Given the relatively few competitors currently in the market, any business combination could exacerbate any existing competitive pressures, which could harm our business.

Competition among providers of devices for the aesthetics market is characterized by rapid innovation, and we must continuously develop new products or our revenue may decline.

While we attempt to protect our products through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that compete directly with ours. If we continue to create market demand for non-surgical, non-invasive or minimally invasive treatments, competitors will enter the market with other products making similar or superior claims. We expect that any competitive advantage we may enjoy from our current and future innovations may diminish over time, as companies successfully respond to our, or create their own, innovations. Consequently, we believe that we will have to continuously innovate and improve our products and technology to compete successfully. If we are unable to innovate successfully, our systems could become obsolete and our revenue will decline as our customers purchase competing products.

Our products may have undetected and unforeseen design flaws, and may experience failures particularly when first introduced, or at any time during their lifecycle. Any product recall as a result of flaws or failures could result in the loss of or delays in market acceptance of our products and adversely affect our business and reputation. Correcting defects can be time consuming. Any significant returns or warranty claims could result in significant additional costs to us and could adversely affect our results of operations.

Negative publicity regarding our current or future products and procedures could harm demand, which would adversely affect sales and our financial performance.

We have in the past experienced, and expect that in the future we will experience, negative media exposure. Such publicity may present negative individual physician or patient experience regarding the safety or effectiveness of our procedures. Competitors could attempt to use such publicity to harm our reputation and disrupt current or potential future customer relationships. While, to date, we have not observed a material impact on our quarterly financial results of operations from negative publicity, future results could be negatively impacted. Additionally, while we believe that obtaining positive publicity is important to our success, and it is an important component of our marketing efforts, we have also not observed a material impact on our quarterly financial results of operations from positive publicity.

Our reputation and competitive position may be harmed not only by negative media exposure, but also by other publicly-available information suggesting that our procedures are not safe. For example, we file reports with the FDA that are publicly available on the FDA’s website if our products may have caused or contributed to a serious injury or malfunctioned in a way that would likely cause or contribute to a serious injury if it were to recur. Competitors may attempt to harm our reputation by pointing to isolated injuries that have been reported or publicized, or by claiming that their product is superior because they have not filed as many reports with the FDA. Such negative publicity and competitor behavior could harm our reputation and our future sales.

Our manufacturing operations and those of our key manufacturing subcontractors are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

Several components and materials that comprise our products are currently manufactured by a single supplier or a limited number of suppliers. In many of these cases, we have not yet qualified alternate suppliers and rely upon purchase orders, rather than long-term supply agreements. A supply interruption or an increase in demand beyond our current suppliers’ capabilities could harm our ability to manufacture our products until new sources of supply are identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty locating and qualifying alternative suppliers for our components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our brand reputation caused by defective components produced by our suppliers;

•	interruption or delay of supply due to a natural disaster affecting supplier’s operations;

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

If, in the future, we decide to perform additional manufacturing functions internally that we currently outsource, our business could be harmed by our limited manufacturing experience and related capabilities.

We currently perform certain value-added and proprietary manufacturing processes internally at our principal facility, and we outsource the manufacture of components, subassemblies and certain finished products to a limited number of third parties. For financial or operational purposes, we may elect to perform additional component or system manufacturing functions internally. In that event, we may face a number of challenges beyond those that we currently address in our internal assembly, inspection, testing and certification activities. Implementing complex or specialized manufacturing processes could lead to difficulties in producing sufficient quantities of manufactured items that meet our quality standards and that comply with applicable regulatory requirements in a timely and cost-effective manner. In addition, if we experience these types of internal manufacturing difficulties, it may be expensive and time consuming to engage a new or previous subcontractor or supplier to fulfill our replacement manufacturing needs. The occurrence of any of these events could harm our business.

Problems in our manufacturing processes, or those of our manufacturing subcontractors, that lead to an actual or possible malfunction in our products, may require us to recall products from customers and could disrupt our operations. Our results of operations, our reputation and market acceptance of our products could be harmed if we encounter difficulties in manufacturing that result in a recall or patient injury, and delays in our ability to fill customer orders.

We outsource the repair of key elements of some products to sole-source service subcontractors.

We outsource the repair of certain key elements of our systems to sole source contract service providers. If the operations of those service subcontractors are interrupted, we may be limited in our ability to repair equipment. Our service subcontractors are dependent on trained technical labor to effectively repair our products. In addition, our service subcontractors may be operating as medical device manufacturers and as such are required to demonstrate and maintain compliance with the Quality System Review (“QSR”). If our service subcontractors fail to comply with the QSR, repair operations could be affected and our ability to repair certain systems may be impaired.

We may not be able to develop an alternative cooling system that will be in compliance with changing environmental regulations in a timely or cost-effective manner.

The cooling capability of our Thermage and Isolaz systems relies upon a hydroflurocarbon, or HFC, called R134a, to protect the outer layer of the skin from over-heating while our device delivers RF energy to the subcutaneous tissue. New environmental regulations phasing out certain HFCs over the next decade have been adopted or are under consideration in a number of countries, and recent European Union directives require the phase-out of certain HFCs. We have also put in place a solution for the European Union import restrictions. If we are unable to develop an alternative cooling system for our device which is not dependent on R134a in a timely or cost-effective manner, our Thermage and Isolaz systems may not be in compliance with environmental regulations, which could result in fines, civil penalties and the inability to sell our products in certain major international markets.

We forecast sales to determine requirements for components and materials used in our systems, and if our forecasts are incorrect, we may experience delays in shipments or increased inventory costs.

We keep limited materials, components and finished product on hand. To manage our manufacturing operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these requirements. Our limited historical experience may not provide us with enough data to accurately predict future demand. If our business expands, our demand for components and materials would increase and our suppliers may be unable to meet our demand. If we overestimate our component and material requirements, we will have excess inventory, which would increase our expenses. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay or prevent delivery of systems to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

Even though we require training for users of our professional systems, there exists a potential for misuse, which could harm our reputation and our business.

U.S. federal regulations allow us to sell our professional systems to “licensed practitioners.” The definition of “licensed practitioners” varies from state to state. As a result, our professional systems may be operated by licensed practitioners with varying levels of training, and in many states by non-physicians, including physician assistants, registered nurses and nurse practitioners. Thus, in some states, the definition of “licensed practitioner” may result in the legal use of our professional products by non-physicians. Outside the United States, our independent distributors sell in many jurisdictions that do not require specific qualifications or training for purchasers or operators of products. We do not supervise the procedures performed with our professional systems, nor can we be assured that direct physician supervision of our equipment occurs according to our recommendations. We, and our distributors, require purchasers of our professional products to undergo an initial training session as a condition of purchase, but do not require ongoing training. In addition, we prohibit the sale of our professional systems to companies that rent our systems to third parties without our approval, but cannot prevent an otherwise qualified physician from contracting with a rental company in violation of their purchase agreement with us. The use of our professional systems by non-physicians, as well as noncompliance with the operating guidelines set forth in our training programs, may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Product liability suits could be brought against us due to defective design, labeling, material or workmanship, or misuse of our products, and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. For example, as described under “Legal Proceedings,” one such litigation matter is currently pending. Misusing our products or failing to adhere to operating guidelines could cause significant skin damage and underlying tissue damage. In addition, if our operating guidelines or product design are found to be inadequate, we may be subject to liability. We have been, continue to be and may, in the future, be involved in litigation related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We may not have sufficient insurance coverage for all future claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and reducing our operating results.

After-market modifications to our treatment tips by third parties and the development of counterfeit treatment tips could reduce our sales, expose us to product liability litigation and dilute our brand quality.

Third parties have introduced adulterated after-market modifications to our treatment tips which have enabled re-use of our treatment tips in multiple procedures. Because our treatment tips are designed to withstand a finite number of firings, modifications intended to increase the number of firings could result in patient injuries caused by the use of worn-out or damaged treatment tips. In addition, third parties may seek to develop counterfeit treatment tips that are compatible with our systems and available to practitioners at lower prices than our own. If security features incorporated into the design of our systems are unable to prevent after-market modifications to our treatment tips or the introduction of counterfeit treatment tips, we could be subject to reduced treatment tip sales, product liability lawsuits resulting from the use of damaged or defective goods and damage to our reputation for providing a quality product.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience and efforts of our officers and other key employees. Many of our officers and key employees do not have employment contracts with us and can terminate their employment at any time. The loss of any of our senior management team members could weaken our management expertise and harm our business.

Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. We will face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees, as well as independent distributors, most of whom are geographically dispersed and must be trained in the use and benefits of our products. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would materially harm our ability to compete effectively and grow our business.

Risks Related to Regulatory Matters

If we fail to obtain and maintain necessary FDA clearances for our systems and indications, if clearances for future products and indications are delayed, not issued or rescinded or if there are federal or state level regulatory changes, our commercial operations would be harmed.

Our systems are medical devices that are subject to extensive regulation in the United States by the FDA for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of or claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance or premarket approval from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to six months from the time the application is filed with the FDA, but it can take significantly longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process, and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA.

Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for various indications for our Thermage and Fraxel systems. In addition, 510(k) clearance has been obtained for various indications of our recently acquired Isolaz systems, CLARO products and Liposonix systems. However, our clearances can be revoked if safety or effectiveness problems develop. We are also subject to Medical Device Reporting regulations, which require us to report to the FDA if our product causes or contributes to a death or serious injury, or malfunctions in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. Our products are also subject to state regulations which are, in many instances, in flux. Changes in state regulations may impede sales. For example, federal regulations allow our systems to be sold to, or on the order of, “licensed practitioners,” as determined on a state-by-state basis. As a result, in some states, non-physicians may legally purchase and operate our systems. However, a state could change its regulations at any time, disallowing sales to particular types of end users. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to our existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, our business could be harmed.

If we modify our FDA-cleared devices, we may need to seek and obtain new clearances, which, if not granted, would prevent us from selling our modified product or require us to redesign our product.

Any modification to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and potential future profitability. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices, which could harm our operating results and require us to redesign our products.

If we or our suppliers and subcontractors fail to comply with the QSR, our business would suffer.

We and our suppliers and subcontractors are required to demonstrate and maintain compliance with the QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA enforces the QSR through periodic inspections. We and our suppliers have been, and we anticipate that we and our suppliers will in the future be, subject to such inspections. In addition, certain of our suppliers have, from time to time, received warning letters from the FDA regarding potential non-compliance. Our failure, or the failure of our suppliers and subcontractors, to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our products, civil or criminal penalties or other sanctions, which would cause our sales and business to suffer.

We may be unable to obtain or maintain international regulatory certifications or approvals for our current or future products and indications, which could harm our business.

To support the marketing of our products outside the United States, we must comply with and be certified to the ISO 13485: 2003 Quality Management System Standard. Failure to adequately maintain our ISO 13485: 2003 certifications may adversely impact or prevent the marketing of our products internationally. In markets where we sell through distributors, we primarily rely upon distributors to obtain all regulatory licenses, registrations and approvals required in countries outside of the United States, and these distributors may be unable to obtain or maintain such licenses, registrations and approvals. Our distributors may also incur significant costs in attempting to obtain and in maintaining regulatory licenses, registrations and approvals, which could increase the difficulty of attracting and retaining qualified distributors. If our distributors experience delays in receiving necessary licenses, registrations or approvals to market our products outside the United States, or if they fail to receive those licenses, registrations or approvals, we may be unable to market our products or product enhancements in international markets effectively, or at all.

Risks Related to Our Internal Control over Financial Reporting

While we believe we currently have adequate internal control over financial reporting, we are required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock.

Pursuant to the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC, we are required to maintain disclosure controls and procedures and adequate internal control over financial reporting. Under such requirements we must furnish in our Form 10-K a report by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. While we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions. The effectiveness of our controls and procedures may in the future be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If we are unable to assert that our internal control over financial reporting is effective in any future period, or if and when applicable, our auditors are unable to express an opinion on the effectiveness of our internal controls, or conclude that our internal controls are ineffective, or if we fail to maintain adequate and effective internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

Risks Related to Our Common Stock

We expect that the price of our common stock will fluctuate substantially.

The market price of our common stock has historically been, and is likely to continue to be, highly volatile and may fluctuate substantially due to many factors, including:

•	fluctuations in our operating results and the operating results of our competitors;

•	changes in earnings estimates or recommendations regarding us or our competitors by securities analysts;

•	volume and timing of sales of our products;

•	conditions and trends in our industry and the markets we serve;

•	the introduction and market acceptance of new products or product enhancements by us or our competitors;

•	our ability to develop, obtain regulatory clearance or approval for and market new and enhanced products on a timely basis;

•	changes in our pricing policies or the pricing policies of our competitors;

•	announcements of significant new contracts, acquisitions or strategic alliances by us or our competitors;

•	our ability to successfully integrate acquired companies or technologies;

•	disputes or other developments with respect to our intellectual property rights or the intellectual property rights of others;

•	product liability claims or other litigation;

•	changes in accounting principles or changes in interpretations of existing principles, which could affect our financial results;

•	sales of large blocks of our common stock, including sales by our executive officers and directors;

•	media exposure of our products or products of our competitors;

•	changes in legislation and governmental regulations or in the status of our regulatory approvals or applications; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other factors may make the price of our stock volatile and subject to unexpected fluctuation.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

As of December 31, 2012, we had 68.8 million shares of our common stock outstanding and in March 2013 we plan to issue approximately 9.7 million additional shares as part of the closing payment in the Sound Surgical acquisition. We may be required to issue up to 3.6 million additional shares in 2014 as contingent consideration in the Sound Surgical acquisition. If our stockholders sell substantial amounts of our common stock in the public market, for example, liquidation of shares held by our principal stockholders, including shares issued upon the exercise of outstanding options, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

If our stockholders sell substantial amounts of our common stock in the public market, for example, liquidation of shares held by our principal stockholders, including shares issued upon the exercise of outstanding options, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

Our officers, directors and principal stockholders, some holding more than 5% of our common stock, collectively control approximately 45% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to significantly influence the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that could discourage a takeover.

Our certificate of incorporation and bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

•	a classified board of directors;

•	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

•	a supermajority stockholder vote requirement for amending certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws;

•	limitations on stockholder actions by written consent; and

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

If our public guidance or our future operating performance does not meet investor expectations, our stock price could decline.

We provide guidance to the investing community regarding our anticipated future operating performance. Our business typically has a short sales cycle, so that we do not have significant backlog of orders at the start of a quarter, and our ability to sell our products successfully is subject to many uncertainties, including those discussed in the foregoing risk factors. In light of these factors, and the uncertainty as a result of the general economic situation, it is difficult for us to estimate with accuracy our future results. Our expectations regarding these results will be subject to numerous risks and uncertainties that could make actual results differ materially from those anticipated. If our actual results do not meet our public guidance or our guidance or actual results do not meet the expectations of third-party financial analysts, our stock price could decline significantly.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock relies in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and documents incorporated herein by reference contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties. We caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management and other statements that are not historical facts. You can find many of these statements by looking for words like “believes,” “expects,” “anticipates,” “estimates,” “may,” “should,” “will,” “could,” “plan,” “intend,” or similar expressions in this document or in documents incorporated by reference into this document . We intend that such forward-looking statements be subject to the safe harbors created thereby.

These forward-looking statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents referred to or incorporated by reference, the date of those documents.

All subsequent written or oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable U.S. securities law. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sales of the shares of common stock covered by this prospectus. We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock covered by this prospectus.

SELLING STOCKHOLDERS

The following table sets forth information regarding the selling stockholders named below and the shares that may be offered and sold from time to time by them pursuant to this prospectus. The information set forth below is based on written representations provided to us by the selling stockholders. The selling stockholders named below are referred to in this prospectus as the “selling stockholders.”

All of the shares that may be offered and sold pursuant to this prospectus were issued to the selling stockholders in connection with the Merger pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof and/or Regulation D under the Securities Act. In connection with the Merger, we agreed to register the shares of common stock offered under this prospectus under the Securities Act. See “Prospectus Summary—Acquisition of SST” on page 2. The share amounts in the table below include the common stock issued upon the closing of the Merger, the common stock issued but held in an escrow fund to satisfy potential indemnification claims and to be released 12 months after the closing of the Merger or such later time as all claims against the escrow fund have been settled, and earnout shares.

The selling stockholders from time to time may offer all or some or none of their shares under this prospectus. Since the selling stockholders are not obligated to sell, transfer or otherwise dispose of their shares, and because the selling stockholders may acquire shares of our publicly-traded common stock, we cannot estimate how many shares each selling stockholder will own after this offering. The table below assumes that the selling stockholders will sell the shares of common stock covered by this prospectus.

Unless otherwise indicated in the footnotes below, based on representations made to us by the selling stockholders, none of the selling stockholders has or within the past three years has had, any position, office or other material relationship with us or any of our affiliates. To our knowledge, none of the selling stockholders are broker-dealers or affiliates of broker-dealers, nor at the time of the acquisition, did any selling stockholder have direct or indirect agreements or understandings with any person to distribute their shares.

Except as noted, none of the selling stockholders beneficially own 1% or more of our outstanding common stock, based on 69,494,827 shares of our common stock outstanding as of February 28, 2013.

Owner	Number of Shares Beneficially Owned Before the Offering	Maximum Number of Shares to be Offered by Each Stockholder	Number of Shares Beneficially Owned After the Offering

Terrance H. Auch	—	24,760	24,760

Timothy R. Auch	—	24,760	24,760

Walter E. Auch, Jr.	—	24,759	24,759

Jon C. Baker	—	62,732	62,732

Jon Christopher Baker Family, LLC	—	187,627	187,627

Michael E. Balkovich, M.D.	—	9,567	9,567

Linda Banks	—	6,150	6,150

Robert Bent	—	17,768	17,768

Barry & Cheryl Benware, JTWROS	—	19,294	19,294

Ross A. Biederman	—	2,734	2,734

L. Randell Billingsley	—	29,389	29,389

Martin Boone & Jacqueline M. Boone, JTWROS	—	23,235	23,235

Benjamin Bostrom and Eric Bostrom, TIC	—	29,712	29,712

Gregory A. Buford, M.D.	—	5,467	5,467

Raymond T. Butler & Geraldine R. Butler, TIC	—	41,002	41,002

Michael Y. Byun	—	13,667	13,667

Sun Shiao-Tien Cannon	—	16,401	16,401

Charles J. Canepa Trust	—	47,836	47,836

Elizabeth B. Cartmell	—	17,084	17,084

Morgan Stanley Smith Barney Custodian For Jennifer B. Cartmell IRA Standard Acct. No. 343 144364	—	13,667	13,667

William W. Cimino and Colleen D. Cimino, JTWROS(1)	—	785,585	785,585

Peter B. Cartmell, Inc., 401K Profit Sharing Plan	—	43,589	43,589

Dana M. Christensen	—	11,970	11,970

Christine A. Ciancia Revocable Trust	—	23,938	23,938

Lawrence J. Ciancia Revocable Trust	—	23,938	23,938

Leslie R. Coffman, MD	—	13,667	13,667

Edward J. Cohrs & Emilia Cohrs, JTWROS	—	323,155	323,155

Marty Cohrs	—	5,467	5,467

Sarah T. Covington	—	2,734	2,734

Scott H. Culley	—	2,734	2,734

Patrick R. & Glenda E. Curran, JTWROS	—	12,301	12,301

Robert K. Dalton	—	6,834	6,834

John Stephen Davis III	—	2,734	2,734

J.S. Davis Company PSP	—	2,734	2,734

Simon Davies	—	6,172	6,172

Russell J. Dispense	—	9,567	9,567

Gregory D. Easton & Sandy Easton, TIC	—	23,235	23,235

Vincent F. & Margaret B. Ewell, JTWROS	—	4,100	4,100

Patricia A. Floyd	—	4,937	4,937

Douglas D. Foote	—	93,959	93,959

J. William Futrell	—	54,670	54,670

Daniel S. Goldberger	—	386,064	386,064

Stephen A. Goldstein, M.D.	—	42,369	42,369

David E. Goodman, M.D.	—	4,415	4,415

Michael Goodman	—	1,235	1,235

Allyson Gottsman	—	2,734	2,734

Greenberg Investments, LP	—	17,768	17,768

Montague Guild IRA Rollover	—	553	553

Montague Guild IRA Rollover II	—	1,842	1,842

John J. Hanley	—	6,834	6,834

Michelle K. Hanley	—	6,834	6,834

Patrick & Jennifer Hape, JTWROS	—	6,834	6,834

Jean Anne Hattler	—	8,201	8,201

Robert P. Hjelmstad	—	16,756	16,756

David B. Holthe(2)	—	61,719	61,719

Inlign CP III, LLC(3)(4)	—	7,478,948	7,478,948

Richard Karich	—	2,734	2,734

Robert B. & Yvette Keyser, JTWROS	—	36,961	36,961

Calvin D. King and Diane L. King, JTWROS	—	4,100	4,100

Cyndy Kraft	—	6,834	6,834

Stephen P. Kregstein	—	23,690	23,690

Bradley J. Kreidle	—	12,502	12,502

Zona Z. Kreidle Marital Trust, The	—	25,005	25,005

Deborah K. Kubik	—	8,201	8,201

Jay LaSalle	—	9,575	9,575

LaSalle Revocable Trust	—	4,788	4,788

The Dennis K. Law Family Trust	—	6,834	6,834

The Jeremy K. Law Family Trust	—	11,970	11,970

The Ronald K. Law Family Trust	—	23,938	23,938

William F. Leonard & Christine E.W. Leonard JTWROS	—	2,734	2,734

Liu Chien-mao Ken	—	41,002	41,002

Jane Liu	—	32,802	32,802

Robert C. Lombardi	—	27,336	27,336

Virginia Ray Long & Larry G. Long	—	4,100	4,100

Lynch Revocable Living Trust	—	6,834	6,834

Mainspring Partnership, LLP	—	25,005	25,005

Charles R. Mangum	—	29,198	29,198

Joseph P. Martin	—	13,667	13,667

Kelly J. McCrann	—	4,415	4,415

W. Patrick McMullan, III	—	13,667	13,667

MDR Property Company Limited	—	1,329	1,329

Mechanix Wear, Inc.	—	29,712	29,712

Jon Mellberg	—	6,834	6,834

Adnan Merchant	—	12,344	12,344

Meteoric, LP	—	38,014	38,014

Marcus J. Meyer & Karrie Meyer, JTWROS	—	68,337	68,337

Corey A. Miller	—	12,301	12,301

Carter E. Morgan	—	20,816	20,816

Marsha M. Munro & Terry W. Stephen, DVM, JTWROS	—	13,667	13,667

New Venture Partners IV L.P.	—	637,933	637,933

John K. O’Brien	—	8,204	8,204

Paul F. O’Brien	—	1,409	1,409

Kenneth S. Ord	—	6,150	6,150

James A. Patterson	—	6,834	6,834

Christopher T. & Virginia W. Payne, JTWROS	—	326,332	326,332

Michael V. Pino	—	9,567	9,567

Tiffany R. Pino	—	9,567	9,567

Vincent S. & Rosemary G. Pino	—	64,237	64,237

Peter B. Pruett	—	9,567	9,567

Michael W. Quinn	—	5,467	5,467

Radetsky Family Trust	—	427	427

Andrew Redus UGMA	—	849	849

Marc Redus IRA	—	757	757

Samuel Redus UGMA	—	856	856

Alfred D. Roberts	—	20,501	20,501

Dianne W. Robinson	—	19,135	19,135

Rosebury, LP	—	42,748	42,748

Joseph Russell	—	6,172	6,172

Robert C. Russo	—	6,834	6,834

Mark E. Schafer	—	12,344	12,344

Henry Scheinberg	—	4,100	4,100

Carol Pearlstein Self	—	20,501	20,501

William G. Self, Jr.	—	20,501	20,501

E. Clarkson Shaw	—	27,336	27,336

Christopher Shay	—	35,898	35,898

James A. Simonson	—	10,934	10,934

David L. Stevens	—	8,201	8,201

John W. Sullivan	—	10,408	10,408

Michael & Julie Taylor, JTWROS	—	6,834	6,834

Frank C. Teti	—	6,834	6,834

Eugene N. Thomas & Marilyn R. Thomas, JTWROS	—	4,100	4,100

Thomas P. Tierney, Jr.	—	13,326	13,326

Twin Peaks Royalty LLC	—	10,934	10,934

David C. Tyng	—	14,363	14,363

The Vapor Trust; Cheri Belz, Trustee	—	22,284	22,284

Maurizio Viel	—	1,366	1,366

Roberto Viel	—	1,366	1,366

Robert W. Walter	—	4,100	4,100

Wellstar Corporation	—	41,002	41,002

E. Laurence White, III	—	6,834	6,834

David R. Wilmerding, III	—	222,675	222,675

David R. Wilmerding, III IRA	—	13,676	13,676

The David R. Wilmerding, III Descendants Trust	—	33,693	33,693

Donald B. Wingerter, Jr.	—	686,336	686,336

Equity Trust Co. Cus!. FBO Donald B. Wingerter, Jr. IRA	—	11,617	11,617

Louis E. & Martine Ernst Wollenweber, JTWROS	—	13,667	13,667

Yeh Tai-Der Ted	—	32,802	32,802

Thomas H. Young	—	31,120	31,120

Charles H. & Lynee F. Youtz, JTWROS	—	13,667	13,667

Andrew K. Yu and Rachel R. Yu, JTWROS	—	8,201	8,201

Richard N. & Barbara L. Zehner, JTWROS	—	65,603	65,603

Total shares of common stock		13,300,152	13,300,152

(1)	Holds 1.1% shares of Solta Medical common stock, after giving effect to all shares potentially issued in earnout.
(2)	Mr. Holthe is a member of our Board of Directors.
(3)	Holds 10.8% shares of Solta Medical common stock, after giving effect to all shares potentially issued in earnout.
(4)	Mr. Holthe, one of our directors, is the managing partner of Inlign CP III.

PLAN OF DISTRIBUTION

The shares of common stock listed in the table appearing under “Selling Stockholders” are being registered to permit public secondary trading of these shares by the holders of such shares from time to time after the date of this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. To our knowledge, the selling stockholders have not entered into any arrangements or understandings with any underwriter, broker-dealer or agent with respect to the sale of the shares covered by this prospectus.

The selling stockholders may sell such shares from time to time directly to purchasers (including pledgees) or through underwriters, broker-dealers or agents, at market prices prevailing at the time of sale, at prices related to such market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	through The NASDAQ Global Select Market or on any national securities exchange or quotation service on which the shares of common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the exercise of purchased or written options;

•	through a combination of any such methods; or

•	through any other method permitted under applicable law and our insider trading policy.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Broker-dealer transactions may include:

•	a block trade in which a broker-dealer may resell all or part of the block, as principal or agent, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and a subsequent resale by the broker-dealer for its account;

•	pledges of shares to a broker-dealer, who may, in the event of default, purchase or sell the pledged shares; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers on behalf of the selling stockholders.

In addition, selling stockholders who are neither an employee of ours nor otherwise subject to our insider trading policy may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made pursuant to this prospectus. For example, the selling stockholders may:

•	enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

•	sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

•

write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

•

enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

•	lend the shares to a broker, dealer or other financial institution, which may sell the lent shares.

These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered hereby, and such broker, dealer or other financial institution may resell such shares pursuant to this prospectus.

Brokers, dealers, agents or underwriters participating in transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from such purchaser). The discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved.

The selling stockholders and any underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of such compensation. Any selling stockholder who is an “underwriter” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and the provisions of the Exchange Act and the rules thereunder relating to stock manipulation. The selling stockholders may indemnify underwriters, brokers, dealers or agents that participate in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act.

We will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents.

In order to comply with certain states’ securities laws, if applicable, the shares sold in those jurisdictions may only be sold through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

We do not assure you that the selling stockholders will sell any or all of the shares offered by them pursuant to this prospectus. In addition, we do not assure you that the selling stockholders will not transfer, devise or gift the shares by other means not described in this prospectus. Moreover, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact or omit to state a material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

LEGAL MATTERS

The validity of the securities offered under this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Solta Medical, Inc. incorporated in this prospectus by reference from Solta Medical, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of Solta Medical, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Medicis Technologies Corporation at December 31, 2010 and 2009, and for the years then ended, appearing in our Current Report on Form 8-K filed on November 2, 2011 (as amended by Current Report on Form 8-K/A filed on January 11, 2012), have been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or
15(d) of the Exchange Act prior to the termination of any offering of securities made by this prospectus:

•

Solta’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 6, 2013, including certain information incorporated by reference therein from our Definitive Proxy Statement for our 2013 annual meeting of stockholders;

•

Solta’s Current Reports on Form 8-K, filed with the SEC on January 28, 2013, January 29, 2013, February 8, 2013, February 26, 2013 and March 21, 2013 (excluding any information furnished in such reports under Item 2.02 and 7.01);

•

Description of our common stock contained in our registration statement on Form 8-A, filed with the Commission on November 1, 2006, including any amendment or report filed for the purpose of updating such description.

•

All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering, as of the date of filing of such documents.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of such documents that are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to Solta Medical, Inc., 25881 Industrial Boulevard, Hayward, CA 94545, telephone number (510) 782-2286. See the section of this prospectus entitled “Where You Can Find Additional Information” for information concerning how to read and obtain copies of materials that we file with the SEC at the SEC’s public offices.

Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference, shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any supplement or any document incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the filing requirements of the Securities Exchange Act of 1934, as amended. Therefore, we file periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 available free of charge through a link on our website located at www.solta.com (under “SEC”) as soon as reasonably practicable after they are filed with or furnished to the SEC.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and the common stock. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC’s Public Reference Room and on the SEC’s website at the addresses set forth above.

You should note that where we summarize in this prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in this prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits to the registration statement for copies of the actual contract, agreement or document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than any underwriting discounts and commission, payable by us in connection with the offering of the securities being registered.

SEC registration fee	$3,992
Printing fees*	8,000
Accounting fees and expenses*	40,000
Legal fees and expenses*	55,000
Transfer agent fees and expenses*	5,000
Miscellaneous fees and expenses*	3,008

Total	$115,000

*	Estimated for purposes of completing the information required pursuant to this item 14.

Item 15. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as a director or officer. Our amended and restated certificate of incorporation and bylaws provide that we shall indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

We have entered into indemnification agreements with our directors and officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws, and intend to enter into indemnification agreements with any new directors and officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of our company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set out in our response to Item 17 herein.

Item 16. Exhibits

The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i),(ii), and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hayward, State of California, on this 1st day of April, 2013.

SOLTA MEDICAL, INC.

By:	/s/ STEPHEN J. FANNING
Stephen J. Fanning
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stephen J. Fanning and John F. Glenn, or each one of them individually, as the undersigned’s true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto, and other documents in connection therewith to this registration statement and any later registration statement filed by the registrant under Rule 462(b) of the Securities Act of 1933, which relates to this registration statement) and to file the same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ STEPHEN J. FANNING	President, Chief Executive Officer and Director (Principal Executive Officer)	Date: April 1, 2013
Stephen J. Fanning

By:	/s/ JOHN F. GLENN	Chief Financial Officer (Principal Financial and Accounting Officer)	Date: April 1, 2013
John F. Glenn

By:	/s/ HAROLD L. COVERT	Director	Date: April 1, 2013
Harold L. Covert

By:	/s/ LINDA GRAEBNER	Director	Date: April 1, 2013
Linda Graebner

By:	/s/ DAVID HOLTHE	Director	Date: April 1, 2013
David Holthe

By:	/s/ EDWARD W. KNOWLTON, M.D.	Director	Date: April 1, 2013
Edward W. Knowlton, M.D.

By:	/s/ CATHY L. MCCARTHY	Director	Date: April 1, 2013
Cathy L. McCarthy

By:	/s/ MARK M. SIECZKAREK	Director	Date: April 1, 2013
Mark M. Sieczkarek

By:	/s/ ERIC B. STANG	Director	Date: April 1, 2013
Eric B. Stang

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference				Filed Herewith

		Form	File No.	Exhibit	Date Filed

2.1	Agreement and Plan of Merger, dated as of January 29, 2013 by and among Solta Medical, Inc., Sound Surgical Technologies LLC, Argonaut Limited Liability Company, and Inlign CP III, L.P. solely in the capacity of Representative.	8-K	001-33123	10.1	2/26/2013

3.1	Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.	S-1/A	333-136501	3.3	11/9/06

3.2	Certificate of Ownership and Merger of Solta Medical, Inc. dated as of January 12, 2009.	8-K	001-33123	3.3	1/12/09

3.3	Amended and Restated Bylaws as currently in effect.	8-K	001-33123	3.1	4/12/12

4.1	Specimen Common Stock certificate of the Registrant	S-1	333-136501	4.1	10/20/06

5.1	Opinion of Fenwick & West LLP*

23.1	Consent of Deloitte & Touche LLC, Independent Registered Public Accounting Firm					X

23.2	Consent of Ernst & Young LLP, Independent Auditors					X

23.3	Consent of Fenwick & West LLP (included as Exhibit 5.1)*

24.1	Power of Attorney (included on the signature page hereto)					X

*	To be filed by amendment or as an exhibit to a current report on Form 8-K of the Company and incorporated by reference herein.